SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Unaudited Consolidated Financial Statements for the six months ended at June 30, 2006 and 2005, including supplemental disclosures required under US GAAP and regulations applicable to France Telecom.

Consolidated Financial Statements

Six months ended June 30, 2006 and 2005

Year ended December 31, 2005

CONSOLIDATED INCOME STATEMENT

(Amounts in millions of euros, except for share data)

	Note	Period ended June 30, 2006	Period ended June 30, 2005	Year ended December 31, 2005
Revenues	2	25.855	23.665	49.038

External purchases		(11.051)	(9.326)	(20.149)
Other operating income		285	199	411
Other operating expense		(1.084)	(749)	(2.122)
Labour expenses:
- Wages and employee benefit expenses		(4.538)	(4.489)	(8.762)

Gross operating margin	2	9.467	9.300	18.416

- Employee profit-sharing	2	(146)	(166)	(382)
- Share-based compensation	2	(21)	(34)	(178)
Depreciation and amortization	2	(3.838)	(3.462)	(7.034)
Impairment of goodwill	4	0	0	(11)
Impairment of non-current assets	4	(131)	(196)	(568)
Gains (losses) on disposal of assets	5	92	1.171	1.475
Restructuring costs	6	(106)	(174)	(454)
Share of profits (losses) of associates	2	17	40	20

Operating income		5.334	6.479	11.284

Interest expense		(1.239)	(1.627)	(3.045)
Foreign exchange gains (losses)		20	(118)	(147)
Discounting expense		(71)	(82)	(164)

Finance costs, net		(1.290)	(1.827)	(3.356)

Income tax		(1.285)	(1.018)	(1.568)

Consolidated net income after tax		2.759	3.634	6.360

Net income attributable to equity holders of France Telecom SA		2.346	3.363	5.709
Minority interests	8	413	271	651

Earnings per share (in euros)
Net income attributable to equity holders of France Telecom SA
- Basic		0,90	1,36	2,28
- Diluted		0,88	1,31	2,20

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

	Note	At June 30, 2006	At December 31, 2005
ASSETS
Goodwill, net		33.423	33.726
Other Intangible assets, net		18.554	18.865
Property, plant and equipment, net		27.699	28.570
Interests in associates		349	321
Assets available for sale	7	315	263
Other non-current financial assets and derivatives	7	1.171	1.506
Deferred tax assets		9.642	11.020

Total non-current assets		91.153	94.271

Inventories, net		759	854
Trade receivables, net		6.870	7.121
Other current assets		1.760	1.917
Current tax assets		141	313
Prepaid expenses		737	572
Other current financial assets and derivatives	7	148	205
Cash and cash equivalents	7	2.261	4.097

Total current assets		12.676	15.079

TOTAL ASSETS		103.829	109.350

EQUITY AND LIABILITIES
Share capital	8	10.416	10.412
Additional paid-in capital	8	15.144	15.131
Retained earnings (deficit)	8	(5.333)	(8.325)
Net income for the year	8	2.346	5.709
Translation adjustment	8	1.305	1.933

Equity attributable to equity holders of France Telecom SA		23.878	24.860

Minority interests	8	3.449	3.578

Total equity		27.327	28.438

Exchangeable or convertible bonds (non-current)	7	32.266	34.218
Other non-current financial debt and derivatives	7	8.166	8.418
Non-current employee benefits		694	679
Other non-current provisions		2.390	2.645
Other non-current liabilities		1.439	1.231
Deferred tax liabilities		3.258	3.720

Total non-current liabilities		48.213	50.911

Exchangeable or convertible bonds, and other current financial debt and derivatives	7	9.078	9.193
Accrued interest payable	7	1.025	1.396
Current employee benefits		1.457	1.763
Current provisions		1.747	1.847
Trade payables		8.755	9.518
Other current liabilities		2.236	2.192
Current tax payables		373	337
Deferred income		3.618	3.755

Total current liabilities		28.289	30.001

TOTAL EQUITY AND LIABILITIES		103.829	109.350

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in millions of euros)

	Note	Number of shares in issue	Attributable to equity holders of France Telecom SA								Minority interests	Total equity
			Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Translation adjustments	Total
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2005		2,467,333,426	9.869	12.675	124	(161)	21	(8.640)	563	14.451	3.232	17.683

Unrealized foreign exchange gains (losses)									1.380	1.380	193	1.573
Gains (losses) on financial assets available for sale					(1)					(1)	(1)	(2)
Gains (losses) on cash flow hedges taken to equity						(39)				(39)	(2)	(41)
Deferred tax on items recognized directly in equity							47			47	1	48

Total income and expense recognized directly in equity (A)					(1)	(39)	47		1.380	1.387	191	1.578

Net income for the year (B)								5.709		5.709	651	6.360

Total recognized income and expense for the year (A+B)					(1)	(39)	47	5.709	1.380	7.096	842	7.938

Share capital issued in connection with the acquisition of Amena		133,439,454	534	2.423						2.957		2.957
Impact of Amena acquisition											641	641
Capital increase (stock options exercised)		2,286,917	9	31						40		40
Equity share options issued: stock options								46		46	3	49
Equity share options issued: offer reserved for employees within the scope of the sale of shares owned by the French State								84		84	6	90
Equity share options issued: Orange liquidity contract: impact of the change to an equity-settled plan								284		284	1	285
Dividends								(1.184)		(1.184)	(409)	(1.593)
Impact of the purchase of minority interests in Orange Slovensko								394		394	(19)	375
Impact of the purchase of minority interests in Orange Romania								(11)		(11)	(120)	(131)
Impact of the acquisition of all of Equant’s assets and liabilities								7		7	(376)	(369)
Impact of the change in consolidation method for Senegalese entities (proportional to full consolidation)								83		83	386	469
Transfer of PTK-Centertel shares to TP SA								634		634	(634)	0
Other movements				2				(13)	(10)	(21)	25	4

Balance at December 31, 2005		2,603,059,797	10.412	15.131	123	(200)	68	(2.607)	1.933	24.860	3.578	28.438

Unrealized foreign exchange gains (losses)									(638)	(638)	(80)	(718)
Gains (losses) on financial assets available for sale					(42)					(42)		(42)
Gains (losses) on cash flow hedges taken to equity						(12)				(12)	3	(9)
Deferred tax on items recognized directly in equity							5			5	(1)	4
Total income and expense recognized directly in equity (A)					(42)	(12)	5		(638)	(687)	(78)	(765)
Net income for the year (B)								2.346		2.346	413	2.759

Total recognized income and expense for the year (A+B)					(42)	(12)	5	2.346	(638)	1.659	335	1.994

Capital increase (stock options exercised)		976.296	4	12						16		16
Equity share options issued: stock options								19		19	2	21
Impact of the purchase of minority interests in Amena	3							31		31	(10)	21
Impact of the purchase of minority interests in Jitco	3									0	(42)	(42)
Dividends	8							(2.602)		(2.602)	(511)	(3.113)
Other movements				1				(116)	10	(105)	97	(8)

Balance at June 30, 2006		2,604,036,093	10.416	15.144	81	(212)	73	(2.929)	1.305	23.878	3.449	27.327

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in millions of euros)

	Note		Attributable to equity holders of France Telecom SA								Minority interests	Total equity
		Number of shares in issue	Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Translation adjustments	Total
					Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2005		2,467,333,426	9.869	12.675	124	(161)	21	(8.640)	563	14.451	3.232	17.683

Unrealized foreign exchange gains (losses)									1.460	1.460	98	1.558
Gains (losses) on financial assets available for sale					27					27	(1)	26
Gains (losses) on cash flow hedges taken to equity						13				13	(6)	7
Deferred tax on items recognized directly in equity							29			29	1	30
Total income and expense recognized directly in equity (A)					27	13	29		1.460	1.529	92	1.621
Net income for the year (B)								3.363		3.363	271	3.634

Total recognized income and expense for the year (A+B)					27	13	29	3.363	1.460	4.892	363	5.255

Capital increase (stock options exercised)		826.954	4	9						13		13
Impact of the purchase of minority interests in Orange Romania								(11)		(11)	(120)	(131)
Impact of the acquisition of all of Equant’s assets and liabilities								7		7	(376)	(369)
Dividends								(1.184)		(1.184)	(294)	(1.478)
Equity share options issued								59		59	2	61
Other movements								26	(9)	17	10	27

Balance at June 30, 2005		2,468,160,380	9.873	12.684	151	(148)	50	(6.380)	(2.014)	18.244	2.817	21.061

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts in millions of euros)

	Note	Period ended June 30, 2006	Period ended June 30, 2005	Year ended December 31, 2005
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA		2.346	3.363	5.709

Adjustments to reconcile net income/(loss) to funds generated from operations
Depreciation and amortization		3.838	3.462	7.034
Impairment of non-current assets		131	196	568
Impairment of goodwill		—	—	11
Gain on disposals of assets		(92)	(1.171)	(1.475)
Change in other provisions		(521)	(672)	(1.265)
Share of profits (losses) of associates		(17)	(40)	(20)
Income tax		1.285	1.018	1.568
Interest income and expense		1.359	1.672	3.080
Minority interests		413	271	651
Foreign exchange gains and losses, net		(433)	927	1.059
Derivatives		366	(780)	(797)
Share-based compensation		21	10	139

Change in inventories, trade receivables and trade payables
Decrease/(increase) in inventories (net)		87	53	(143)
Decrease/(increase) in trade accounts receivable		215	(19)	212
Increase/(decrease) in trade accounts payable		(285)	47	714

Change in other working capital
Decrease/(increase) in other receivables		(104)	440	676
Increase/(decrease) in accrued expenses and other payables		19	(557)	(462)

Dividends and interest income received		69	102	284
Interest paid and interest rates effects on derivatives, net		(1.657)	(1.979)	(3.358)
Income tax paid		(390)	(475)	(811)

Net cash provided by operating activities		6.650	(5.868)	13.374

INVESTING ACTIVITIES

Purchases/sales of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets	2	(3.337)	(2.802)	(6.142)
Increase/(decrease) in amounts due to fixed asset suppliers		(70)	(157)	34
Proceeds from sales of property, plant and equipment and intangible assets		71	96	215

Cash paid for investment securities, net of cash acquired
Equant		—	(591)	(590)
Orange Romania		—	(408)	(404)
Amena	3	(109)	—	(6.038)
Orange Slovensko		—	—	(502)
Others investment securities	3	(103)	(30)	(69)

Proceeds from sales of other investment securities, net of cash transferred
PagesJaunes		—	437	440
Tower Participations		—	400	400
Cable activities		—	292	311
Mobilcom		—	265	265
Others proceeds from sales		59	135	179

Investments in associates		—	—	—
Decrease/(increase) in marketable securities and other long-term assets		(29)	(60)	224

Net cash used in investing activities		(3.518)	(2.423)	(11.677)

FINANCING ACTIVITIES

Issuances
Bonds convertible, exchangeable or redeemable into shares	7	935	—	2.485
Long-term debt	7	555	137	1.647

Redemptions and repayments
Bonds convertible, exchangeable or redeemable into shares	7	(2.605)	(2.928)	(4.736)
Long-term debt	7	(1.278)	(197)	(2.281)
Equity portion of hybrid debt		—	—	(21)
In-substance defeasance deposit		—	573	574
Tele Invest II debt		—	(350)	(351)

Increase/(decrease) in bank overdrafts and short-term borrowings		1.044	477	(134)
Decrease/(increase) in deposits and other debt-linked financial assets (including cash collateral)		158	—	493
Exchange rates effects on derivatives, net	7	(664)	(23)	77
Buybacks performed by subsidiaries on their own shares		(8)	—	—
Capital increase		16	10	2.997
Minority shareholders’ contributions		—	—	16
Dividends paid to minority shareholders		(484)	(291)	(442)
Dividends paid	8	(2.602)	(1.184)	(1.184)

Net cash used in financing activities		(4.933)	(3.776)	(860)

Net change in cash and cash equivalents		(1.801)	(331)	837
Effect of exchange rates changes on cash and cash equivalents		(35)	124	107
Cash and cash equivalents at beginning of period/year		4.097	3.153	3.153

Cash and cash equivalents at end of period/year		2.261	2.946	4.097

Additional cash-flow disclosure:

Carryback receivable of 235 million euros, which is at maturity in 2006, has been offset with VAT payables of May and June.

The accompanying notes are an integral part of the consolidated financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This note describes the changes in significant accounting policies which have taken place since publication of the consolidated financial statements for 2005 and which have been used to prepare the interim financial statements at June 30, 2006.

1.1 Basis for preparation of the financial statements

As required by European regulation no. 1606/2002 of July 19, 2002, the consolidated financial statements for the first six months of 2006 have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as endorsed by the European Union. The comparative data presented for the first six months of 2005 and the twelve months of 2005 have been prepared on the same basis.

The interim financial statements have been prepared using the same accounting policies as the financial statements for the year ended December 31, 2005, with the exception of the changes described in paragraph 1.2 and the specific requirements of IAS 34 “Interim Financial Reporting”.

In preparing the financial statements, France Telecom’s management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as items of revenue and expense. These estimates may be revised if the underlying circumstances evolve or in the light of new information or experience. Accordingly, estimates made at June 30, 2006 may subsequently be materially revised.

Lastly, in the absence of standard or an interpretation that specifically applies to a transaction, management uses its judgments on developing and applying an accounting policy that results in relevant and reliable information, such that the financial statements:

•	Represent faithfully the financial position, financial performance and cash flows

•	reflect the economic substance of transactions

•	are neutral

•	are prepared on a prudent basis

•	are complete in all material respects.

The consolidated financial statements and notes thereto are presented in euros. They were approved by the Board of Directors at its meeting of September 13, 2006.

1.2 Changes in accounting policies

•	Adoption of standards, amendments to standards and interpretations which are compulsory as of January 1, 2006:

The Group had already elected to adopt an early application as of January 1, 2004 the following standards and interpretations, which are compulsory as of January 1, 2006:

•	IAS 39 “The Fair Value Option” amendment, which deals with the designation on initial recognition of financial assets or liabilities at fair value through profit or loss. This amendment eliminates one of the two exemptions decided by the European Commission upon its endorsement of IAS 39 and is compulsory as of January 1, 2006;

•	IFRIC 4 “Determining whether an Arrangement Contains a Lease”, which is compulsory as of accounting periods beginning on or after January 1, 2006.

The following standards or amendments endorsed by the European Union have become effective and are compulsory as of January 1, 2006:

•	IFRIC 6 “Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment”. A description of its impact on the France Telecom Group can be found in paragraph 1.3;

•	IAS 39 “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” amendment: prospective application of this amendment did not give rise to the designation of any hedging relationships;

•	Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates”, concerning net investments in subsidiaries;

•	Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 4 “Insurance Contracts - Financial Guarantee Contracts”. Adoption of these amendments had no impact on the financial statements at June 30, 2006.

The amendment to IAS 19 “Employee Benefits” effective as of January 1, 2006 permits the immediate recognition in equity of actuarial gains or losses arising during the year. At this stage, the Group continues to recognize actuarial gains and losses using the corridor method, as was the case at December 31, 2005.

The Group is not concerned by IFRS 6 “Exploration for and Evaluation of Mineral Resources”, or the amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IFRS 6 “Exploration for and Evaluation of Mineral Resources” concerning presentation of comparative data, or IFRIC 5 “Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”.

•	Standards, amendments and interpretations that have not been adopted by the Group for an early application:

France Telecom has elected not to adopt the following standards, amendments and interpretations with an early application (endorsed or in course of endorsement by the European Union):

•	IFRS 7 “Financial Instruments: Disclosures”, which is compulsory as of January 1, 2007;

•	IFRIC 7 “Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies”, which is compulsory for financial years beginning after March 2006, i.e. as of January 1, 2007 for France Telecom. The provisions of this interpretation would not be applicable for the interim financial statements at June 30, 2006;

•	Amendment to IAS 1 “Presentation of Financial Statements – Capital Disclosures”, which is compulsory as of January 1, 2007;

•	IFRIC 8 “Scope of IFRS 2”, which is compulsory for financial years beginning after May 1, 2006, i.e. as of January 1, 2007 for France Telecom. This interpretation has not yet been endorsed by the European Union;

•	IFRIC 9 “Reassessment of Embedded Derivatives”, which is compulsory for financial years beginning after June 1, 2006, i.e. as of January 1, 2007 for France Telecom. This interpretation has not yet been endorsed by the European Union;

The France Telecom Group is currently analyzing the practical effects of these new standards and interpretations and their implications for the financial statements.

1.3 Accounting treatment of waste electrical and electronic equipment

European Directive 2002/96/EC as amended by Directive 2003/108/EC distinguishes the waste of electrical and electronic equipments between the users (private households or professional) and between the responsibility of the market participants before and after August 13, 2005. In accordance with these Directives, the France Telecom Group has adopted the following principles:

•	The cost of collection, treatment and recovery attached to the professional use and produced before August 13, 2005 should be borne by the users. The corresponding obligation is accounted for in accordance with IAS 37 and IFRIC 1. This obligation is valued using an estimated volume to be recycled and an average cost per tonne. The corresponding provision is discounted as it will be settled at a future date and with a tangible asset as a counterpart.

•	The collection, treatment and recovery costs of waste from private households produced before August 13, 2005 are financed by the producers present on the concerned market at the time of the waste collection. IFRIC 6 “Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment”, which applies to historical waste produced before August 13, 2005, specifies that participation in the market during the measurement period is the obligating event. The market shares during the measurement periods will be, in accordance with the ministerial decree issued as of March 13, 2006, communicated on an half-year basis to the producers by the environmental agency for the periods beginning as of January 2007. As the information required is unknown, the Group is not able to measure the liability.

•	The collection, treatment and recovery costs of waste from private households and professional produced after August 13, 2005 are financed by the producers. The Group will therefore apply the same accounting treatment set out in IFRIC 6. As the information required is unknown, the Group is not able to measure the liability.

NOTE 2 – RESTATED SEGMENT INFORMATION

The Group’s four reportable business segments are:

•	Personal Communication Services (PCS) covering mobile telecommunications services activities in France, the United Kingdom, Spain, Poland, and the rest of the world. It includes all Orange and Amena subsidiaries, as well as the mobile telephony business of TP Group, its subsidiary PTK Centertel and the other international companies of the Group.

•	Home Communication Services (HCS) covering fixed telecommunications services activities (fixed telephony, Internet services and services to operators), distribution activities and the support functions provided to other segments of the Group.

•	Enterprise Communication Services (ECS) covering corporate communications solutions and services in France and worldwide.

•	Directories, corresponding to the activities of the PagesJaunes Group.

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment results based on the terms of contractual agreements between legal entities, external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider and the use of the resources is included in expenses taken into account for the calculation of the service user’s gross operating margin.

Segment results correspond to operating income excluding gains and losses on disposals of assets and the share in profit or loss of associates not directly related to the segment concerned.

The Group has six geographic segments, including four main geographic markets (France, the United Kingdom, Poland and Spain), the rest of Europe and the rest of the world.

2.1 Analysis by business segment

2.1.1 Analysis of main operating indicators by business segment for the period ended June 30, 2006:

(in millions of euros)	Personal	Home	Entreprise	Directories	Eliminations and unallocated items	Group total
Revenues	13,429	11,127	3,820	512	(3,033)	25,855
- external	12,954	8,784	3,610	507	—	25,855
- inter-segment	475	2,343	210	5	(3,033)	—

Gross operating margin	4,884	3,542	833	209	(1)	9,467
Employee profit-sharing	(34)	(98)	(8)	(6)	—	(146)
Share-based compensation	(11)	(7)	(1)	(2)	—	(21)
Depreciation and amortization	(2,047)	(1,598)	(188)	(6)	1	(3,838)
Impairment of goodwill	—	—	—	—	—	—
Impairment of non-current assets	(125)	(5)	(1)	—	—	(131)
Gains (losses) on disposal of assets	—	—	—	—	92	92
Restructuring costs	(41)	(50)	(15)	—	—	(106)
Share of profits (losses) of associates	(5)	22	—	—	—	17
Operating income						5,334
- allocated by business segment	2,621	1,806	620	195	—	5,242
- non-allocable	—	—	—	—	92	92
Interest expense	—	—	—	—	(1,239)	(1,239)
Foreign exchange gains (losses)	—	—	—	—	20	20
Discounting expense	—	—	—	—	(71)	(71)
Income tax	—	—	—	—	(1,285)	(1,285)
Net income before minority interests						2,759

Non-cash revenue and expense items included in operating income allocated by business segment	(2,205)	(1,077)	(163)	(9)	—	(3,454)

Investments in property, plant & equipment and intangible assets
- UMTS and GSM licenses (1)	282	—	—	—	—	282
- excluding UMTS and GSM licenses	1,586	1,261	200	8	—	3,055
- financed through finance leases	3	2	2	—	—	7
Total investments	1,871	1,263	202	8	—	3,344

(1)	Mainly renewal of Orange France’s GSM license.

2.1.2 Analysis of main operating indicators by business segment for the period ended June 30, 2005:

(in millions of euros)	Personal	Home	Entreprise	Directories	Eliminations and unallocated items	Group total
Revenues	10,984	11,156	3,922	482	(2,879)	23,665
- external	10,528	8,914	3,747	476	—	23,665
- inter-segment	456	2,242	175	6	(2,879)	—

Gross operating margin	4,142	3,971	986	203	(2)	9,300
Employee profit-sharing	(34)	(108)	(9)	(15)	—	(166)
Share-based compensation	(14)	(6)	(10)	(4)	—	(34)
Depreciation and amortization	(1,675)	(1,534)	(250)	(5)	2	(3,462)
Impairment of goodwill	—	—	—	—	—	—
Impairment of non-current assets	—	(13)	(183)	—	—	(196)
Gains (losses) on disposal of assets				—	1,171	1,171
Restructuring costs	7	(151)	(30)	—	—	(174)
Share of profits (losses) of associates	—	40	—	—	—	40
Operating income						6,479
- allocated by business segment	2,426	2,199	504	179	—	5,308
- non-allocable	—	—	—	—	1,171	1,171
Interest expense	—	—	—	—	(1,627)	(1,627)
Foreign exchange gains (losses)	—	—	—	—	(118)	(118)
Discounting expense	—	—	—	—	(82)	(82)
Income tax	—	—	—	—	(1,018)	(1,018)
Net income before minority interests						3,634

Non-cash revenue and expense items included in operating income allocated by business segment	(1,667)	(866)	(405)	(10)	—	(2,948)

Investments in property, plant & equipment and intangible assets
- UMTS and GSM licenses	88	—	—	—	—	88
- excluding UMTS and GSM licenses	1,412	1,119	177	5	—	2,713
- financed through finance leases	—	—	—	—	—	—
Total investments	1,500	1,119	177	5	—	2,801

2.1.3 Analysis of main operating indicators by business segment for the period ended December 31, 2005:

(in millions of euros)	Personal	Home	Entreprise	Directories	Eliminations and unallocated items	Group total
Revenues	23,535	22,534	7,785	1,061	(5,877)	49,038
- external	22,576	17,986	7,428	1,048	—	49,038
- inter-segment	959	4,548	357	13	(5,877)	—

Gross operating margin	8,471	7,538	1,949	463	(5)	18,416
Employee profit-sharing	(75)	(253)	(21)	(33)	—	(382)
Share-based compensation	(45)	(92)	(21)	(20)	—	(178)
Depreciation and amortization	(3,436)	(3,116)	(477)	(10)	5	(7,034)
Impairment of goodwill	—	(11)	—	—	—	(11)
Impairment of non-current assets	(363)	(14)	(191)	—	—	(568)
Gains (losses) on disposal of assets	—	—	—	—	1,475	1,475
Restructuring costs	(1)	(380)	(73)	—	—	(454)
Share of profits (losses) of associates	(15)	35	—	—	—	20
Operating income						11,284
- allocated by business segment - non-allocable	4,536	3,707	1,166	400	1,475	9,809 1,475
Interest expense	—	—	—	—	(3,045)	(3,045)
Foreign exchange gains (losses)	—	—	—	—	(147)	(147)
Discounting expense	—	—	—	—	(164)	(164)
Income tax	—	—	—	—	(1,568)	(1,568)
Net income before minority interests						6,360

Non-cash revenue and expense items included in operating income allocated by business segment	(3,647)	(2,136)	(645)	(25)		(6,453)

Investments in property, plant & equipment and intangible assets
- UMTS and GSM licenses	97	—	—	—	—	97
- excluding UMTS and GSM licenses	3,130	2,537	370	12	(4)	6,045
- financed through finance leases	2	—	1	—	—	3
Total investments	3,229	2,537	371	12	(4)	6,145

2.2 Analysis by geographic segment

2.2.1 Revenue contribution

	Period ended
(in millions of euros )	June 30, 2006	June 30, 2005	December 31, 2005
France	13,992	14,097	28,455
United Kingdom	2,969	2,989	6,209
Poland	2,356	2,208	4,543
Spain	1,925	336	1,228
Rest of Europe	2,472	2,157	4,553
Rest of the world (1)	2,141	1,878	4,050

Group total	25,855	23,665	49,038

(1)	Includes all Equant Group companies.

2.2.2 Property, plant & equipment and intangible assets (including finance leases)

	Period ended
(in millions of euros )	June 30, 2006	June 30, 2005	December 31, 2005
France	1,785	1,491	2,972
United Kingdom	289	267	622
Poland	301	275	758
Spain	260	74	281
Rest of Europe	338	347	799
Rest of the world (1)	371	347	713

Group total	3,344	2,801	6,145

(1)	Includes all Equant Group companies.

NOTE 3 – MAIN ACQUISITIONS AND DISPOSALS OF COMPANIES AND CHANGES IN SCOPE OF CONSOLIDATION

Details of the main transactions carried out in the six months ended June 30, 2006 are as follows:

Main acquisitions

•	Increased stake in Amena

In March 2006, in accordance with the undertakings made in November 2005 when it acquired 79.4% of Auna, France Telecom acquired an additional 0.6% stake in Auna (now France Telecom Operadores de Telecomunicaciones S.A.) from the minority shareholders for the sum of 49 million euros, raising its holding to 80%. In addition, France Telecom Operadores de Telecomunicaciones S.A. acquired a further 1.4% of Retevision Movil S.A., which trades under the name “Amena”, for the sum of 106 million euros, raising its holding to 99.3%. The additional goodwill amounted to 127 million euros.

In May 2006, France Telecom received the sum of 106 million euros under the price revision clause. As the purchase price had been allocated on a preliminary basis on November 8, 2005, the additional sum received was deducted from goodwill.

Following these transactions, the provisional amount of goodwill amounted to 4,473 million euros at June 30, 2006.

•	Increased stake in Jitco

In April 2006, France Telecom acquired a further 12% stake in Jitco from Arab Bank for the sum of 60 million euros. France Telecom now owns 100% of Jitco, which in turn owns 40% of Jordan Telecommunications Company. Goodwill arising on the transaction amounted to 20 million euros.

Main disposals

•	Sale of Ypso shares

In January 2006, France Telecom sold its entire 20% holding in Ypso, a cable network operator, for 44 million euros. Accordingly, the purchase and sale undertakings entered into with Cinven and Altice over Ypso shares have lapsed. The net gain on disposal before tax was 84 million euros.

NOTE 4 – IMPAIRMENT

The Group carries out impairment tests annually or when indicators show that assets may be impaired.

The continued hardening of the economic environment and the fall in the Stoxx Telecom index during the first half of 2006 was analyzed by France Telecom as a potential indicator of impairment, which required the recoverable amount of assets to be re-estimated for the six months to June 30, 2006. Recoverable amount was estimated on the same basis used for the annual test and the asset groupings were similar to those used at December 31, 2005.

4.1 Impact on goodwill and assets

The test conducted at June 30, 2006 did not lead to the recognition of impairment losses on goodwill. Impairment losses taken on assets with a finite useful life amounted to (131) million euros following the test. France Telecom will make a new estimate of recoverable amount at November 30, 2006, the date of the annual test.

Impairment losses on goodwill amounted to (11) million euros at December 31, 2005 in respect of Wirtualna Polska and zero at June 30, 2005.

Impairment losses net of reversals on property, plant & equipment and intangible assets amounted to (568) million euros at December 31, 2005 including (191) million euros in respect of the Equant trademark and (345) million euros in respect of the Amena trademark following the decision under the NexT plan to replace them with the Orange trademark, and (196) million euros at June 30, 2005 including (185) million euros in respect of the Equant trademark.

4.2 Cash generating units and groups of cash generating units

France Telecom has 36 main Cash Generating Units (CGUs) generally corresponding to an activity in a particular country. These CGUs break down as follows by primary business segment:

•	Personal: 21

•	Home: 10

•	Enterprise: 2

•	Directories: 3

The Enterprise primary business segment comprised four CGUs at December 31, 2005. The number was reduced to two following the absorption of Transpac’s and integration of Equant’s activities within France Telecom’s Enterprise business.

To carry out the impairment tests, goodwill acquired in a business combination is allocated to each CGU or group of CGUs likely to benefit from acquisition-related synergies. CGUs are combined within a business or geographic sector, as permitted under IAS 36. Combined CGUs identified by France Telecom are as follows:

•	16 CGUs for the Personal business historically combined under Orange;

•	1 CGU corresponding to the Personal segment in Spain, given its recent acquisition;

•	2 CGUs for the Enterprise segment, representing business communications services in France;

•	4 CGUs for the Home segment in western Europe (France, UK, Netherlands and Spain);

•	1 CGU for the fixed telephony business in Cote d’Ivoire;

•	1 CGU for the fixed telephony business in Vietnam;

•	2 CGUs for the fixed telephony and mobile business in Poland;

•	2 CGUs for the fixed telephony and mobile business in Senegal;

•	2 CGUs for the fixed telephony and mobile business in Jordan;

•	2 CGUs for the fixed telephony and mobile business in Mauritius;

•	3 CGUs for the Directories business (France, Spain, Luxembourg).

France Telecom has calculated the fair value less costs to sell, and value in use of all the above CGUs:

•	Fair values were estimated: (i) based on quoted market prices, or (ii) in the absence of an active market for the CGUs, on the basis of the best information available to reflect the amount, corresponding to the fair value less costs to sell, that the entity would receive for the CGUs. Fair value calculated in the absence of an active market on June 30, 2006, was estimated based on: (i) the discounted present value of future cash flows over a five-year period, plus a residual value based on a flat growth rate to perpetuity; (ii) 2006 revenue and EBITDA multiples for comparable companies adjusted for a control premium; and (iii) revenue and EBITDA multiples for comparable transactions applied in line with 2006.

•	Value in use corresponds to the present value of estimated future net cash flows based on three to five-year budgets and business plans. Cash flow projections beyond the five-year timeframe are extrapolated by applying a flat growth rate to perpetuity (or declining growth rate over two to three years), not exceeding the average expected long-term growth rate for the sector.

The recoverable amount is then calculated at the level of the CGU groups defined above.

Impairment tests for global assets are carried out based on groups of Cash Generating Units (CGUs). Global assets include goodwill, intangible assets with indefinite useful lives and assets with finite useful lives (property, plant and equipment, intangible assets with determined useful lives and net working capital).

The table below sets out data relating to the principal groups of CGUs:

(in millions of euros)	Global assets		Of which goodwill (net book value)	Of which intangible assets with an indefinite useful life (1)
Personal (excl. Poland and Spain)	41,169		22,608	4,076
Personal – Spain	8,827		4,473	—
Home – Western Europe	12,047		2,787	—
Enterprise	885		255	—
Directories	(129	)(2)	238	—
Poland	8,873		2,887	197
Other	912		175	—

Total	—	(3)	33,423	4,273

(1)	Intangible assets with an indefinite useful life comprise the Orange and Telekomunikacja trademarks recognized in the Group’s consolidated balance sheet.
(2)	Negative amount related to net working capital.
(3)	Since the above items are presented for each independent CGU, the total of global assets does not reflect the consolidated financial statements of France Telecom.

Key assumptions used to determine the value in use of the other main CGUs:

Key assumptions used to determine the value in use of assets in the telecommunications segment are similar to those described above, and include:

•	market level, penetration rate and market share; decisions of regulators in terms of the pricing, accessibility of services, and internet service provider tariffs between operators; the level of commercial expenses required to replace products and keep up with existing competitors or new market entrants; the impact on costs of changes in net revenues; and

•	the level of investment spend, which may be affected by the roll-out of necessary new technologies.

The amounts assigned to each of these parameters reflect past experience adjusted for expected changes over the timeframe of the business plan, but may also be affected by unforeseeable changes in the political, economic or legal framework of certain countries.

The main key assumptions used in the Directories segment relate to net revenue and gross operating margin trends for paper and online directories. The amounts assigned to each of the parameters reflect past experience adjusted for expected changes over the timeframe of the business plan.

CGU group	Personal (excl. Poland and Spain)	Directories	Home – Western Europe

Principal CGUs	Orange France and Orange UK	Directories France	Home – France

Description of key assumptions	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan

Model parameters:

- Applicable period for projected future cash flows	5	5	5 - 8
- Growth rate used to extrapolate cash flows beyond projection period	1.5% - 2.5% (2)	1.7% - 3.0%	0.0% - 3.0%

- Post-tax discount rate applied (1)	8.5% - 9.45%(2)	8.7% - 10.5%	8.0% - 9.5%

(1)	The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Orange France: 12.4%; Orange UK: 10.6%; Directories France: 12.5%; Home France: 12.6%.
(2)	The estimated range is given for the main CGUs in Western Europe.

CGU group	Enterprise	Poland	Personal – Spain

Principal CGUs	Enterprise excl. Globecast	Home - Poland Personal - Poland	Personal - Spain

Description of key assumptions	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan
Model parameters:

- Applicable period for projected future cash flows	5	5	5
- Growth rate used to extrapolate cash flows beyond projection period	0.0 – 2.0%	0.0 – 3.0%	2.0%
- Post-tax discount rate applied (1)	8.5% - 11.5%	9.5% -9.8%	8.2%

(1)	The post-tax discount rate is based on a pre-tax discount rate defined by current accounting standards and used to calculate value in use: Enterprise France: 13.3%; Home Poland: 11.7%; Personal Poland: 11.5%; Personal Spain: 11.5%.

NOTE 5 – GAINS AND LOSSES ON DISPOSALS OF ASSETS

The main disposals are set out in note 3.

	Period ended
(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Sale of 8% of the capital of PagesJaunes	—	386	386
Sale of Tower Participations	—	377	377
Sale of Mobilcom shares	—	265	265
STMicroelectronics	—	—	162
Exchange of Sonaecom shares	—	—	113
Recognition of previous deferred gain on the sale of Eutelsat in 2003	—	74	74
Sale of Intelsat	—	51	51
Sale of cable activities (see note 3, Ypso)	84	(2)	18
Other disposals	—	24	30
Disposals of property, plant & equipment and intangible assets	10	8	43
Dilution impacts	—	—	4
Other (1)	(2)	(12)	(48)

Total	92	1,171	1,475

(1)	Mainly includes impairment losses on securities and receivables relating to non consolidated companies.

NOTE 6 – RESTRUCTURING COSTS

Restructuring costs net of restructuring provision reversals break down as follows:

	Period ended
(in millions of euros)	June 30, 2006	June 30, 2005	December 31, 2005
Public service secondment costs	(28)	(22)	(52)
Early retirement plan	—	(119)	(182)
Contributions to Works Council in respect of early retirement plan	—	—	(83)
Restructuring plans	(78)	(33)	(137)

Total	(106)	(174)	(454)

NOTE 7 – NET FINANCIAL DEBT

7.1 Net financial debt analysis by type and maturity

Net financial debt as defined and used by France Telecom corresponds to the total gross financial debt (converted at the year-end closing rate), less (i) derivative instruments carried in assets for trading, (ii) cash flow hedges and fair value hedges, (iii) cash collateral paid on derivative instruments, (iv) cash and cash equivalents and marketable securities, and (v) deposits paid on certain specific transactions (if the related debt is included in gross financial debt), and including the impact of the effective portion of cash flow hedges.

The schedule below provides a breakdown of net financial debt by type and maturity:

(in millions of euros)	Under one year	Over one year	Total at June 30, 2006	Total at December 31, 2005
Bonds	3,027	32,266	35,293	37,510
Bank loans	2,255	5,183	7,438	7,894
Finance lease liabilities (1)	38	1,610	1,648	1,703
Impact of derivatives (liabilities) (2)	78	1,285	1,363	1,654
Accrued interest payable	1,025	—	1,025	1,396
Treasury bills	2,341	—	2,341	1,209
Bank overdrafts	179	—	179	166
Other financial liabilities (3)	1,160	88	1,248	1,693

Total gross financial debt (a)	10,103	40,432	50,535	53,225

Impact of derivatives (assets)	46	70	116	203
Cash collateral paid	—	459	459	639
Other financial assets	—	247	247	233
Marketable securities	32	—	32	39
Cash and cash equivalents	2,261	—	2,261	4,097

Sub-total (b)	2,339	776	3,115	5,211

Effective portion of cash flow hedges (4) (c)	(1)	(185)	(186)	(168)

Net financial debt (a)-(b)+(c)	7,763	39,471	47,234	47,846

(1)	Finance lease liabilities primarily include:

•	Liabilities associated with Orange UK’s in-substance defeasance operations, totalling 1,185 million euros at June 30, 2006 (1,214 million euros at December 31, 2005), for which the final settlement payments are due after 2017.

•	Orange Switzerland’s liability in respect of QTE leases, amounting to 132 million euros at June 30, 2006 (146 million euros at December 31, 2005), which is offset by deposits made as part of this transaction.

•	France Telecom S.A.’s liability in respect of QTE leases, amounting to 72 million euros at June 30, 2006 (80 million euros at December 31, 2005), which was offset by deposits made as part of this transaction.

(2)	The figure at June 30, 2006 includes 182 million euros in respect of the valuation of the price guarantee granted to the minority shareholders of Amena (258 million euros at December 31, 2005).

(3)	This line item comprises:

•	Gross debt carried by receivables securitization vehicles relating to France Telecom S.A., Orange France and Orange UK amounting to 1,109 million euros at June 30, 2006 (1,210 million euros at December 31, 2005).

•	Commitments to purchase minority interests (put options), amounting to 34 million euros at June 30, 2006 (73 million euros at December 31, 2005).

•	At December 31, 2005, the carry back liability corresponding to the contra-entry recorded in relation to the recognition in assets of the carry back receivable sold was included in “Other financial liabilities” in the sum of 229 million euros.

(4)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

7.2 Balance sheet items included in the calculation of net financial debt

	Balance sheet item		Amounts included in the calculation of net financial debt
(in millions of euros)	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
Assets available for sale	315	263	—	—
o/w Deposits related to cross-lease operations (1)	104	—	104	—
Other non-current financial assets and derivatives	1,171	1,506	—	—
o/w Cash collateral paid	459	639	459	639
Deposits related to cross-lease operations and other financial assets related to financial debt	143	233	143	233
Non-current derivatives (assets)	70	139	70	139
Other current financial assets and derivatives	148	205	—	—
o/w Current derivatives (assets)	46	64	46	64
Marketable securities	32	39	32	39
Cash and cash equivalents	2,261	4,097	2,261	4,097
Assets included in calculation of net financial debt			3,115	5,211

Equity attributable to equity holders of France Telecom SA	23,878	24,860	—	—
o/w Effective portion of cash flow hedges (2)	(186)	(168)	(186)	(168)
Exchangeable or convertible bonds (non-current)	32,266	34,218	32,266	34,218
Other non-current financial debt and derivatives	8,166	8,418	8,166	8,418
Exchangeable or convertible bonds, and other current financial debt and derivatives	9,078	9,193	9,078	9,193
Accrued interest	1,025	1,396	1,025	1,396

Equity and liabilities included in calculation of net financial debt			50,349	53,057

Net financial debt			47,234	47,846

(1)	Certain assets related to QTE leases were included in “Other non-current financial assets and derivatives” at December 31, 2005.
(2)	The Group has set up cash flow hedges that are eligible for hedge accounting. The future cash flows underlying the hedges are not included in the calculation of net financial debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

7.3 Weighted average cost of financial debt

The weighted average cost of financial debt was 5.69% at June 30, 2006 against 6.46% at December 31, 2005.

The weighted average cost of debt is calculated as the ratio between net financial expenses, less exceptional and non-recurring items and average outstanding, calculated based on net debt as defined above, adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

7.4 Main debt issues and redemptions

During the first half of 2006, France Telecom S.A. made the following bond issues:

•	April 2006: 400 million Swiss francs (254 million euros) fixed-rate issue, maturity six years, coupon 2.75%.

•	May 2006: 250 million pounds sterling (366 million euros) fixed-rate issue, maturity six years, coupon 5.50%.

•	June 2006: 450 million Canadian dollars (320 million euros) issue in two separate operations : the first of 250 million Canadian dollars, fixed-rate, maturity five years, coupon 4.95% and the second 200 million Canadian dollars, fixed-rate, maturity ten years, coupon 5.50%.

During the first half of 2006, France Telecom S.A. made the following bond redemptions:

•	February 2006: redemption of the remaining 667 million Swiss francs (428 million euros) of a 1,000 million Swiss franc issue (333 million Swiss francs had already been redeemed in 2003).

•	March 2006: redemption of a 2,000 million US dollar bond issue (2,157 million euros including the effect of hedging derivatives).

In March 2006, TP Group redeemed a 500 million euro bond issue.

During the first half of 2006, France Telecom S.A. also took out 456 million euros and repaid 950 million euros of bank loans.

7.5 Main changes in credit lines

The main change in credit lines during the first half concerned the TP Group. In February 2006, the TP Group arranged a syndicated credit line of 2,500 million zlotys, maturing in 2011. At June 30, 2006, a total of 800 million zlotys (197 million euros) had been drawn down. The loan agreement does not contain any specific financial covenants.

7.6 Change in France Telecom’s credit ratings

At September 13, 2006, France Telecom’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	A-	A3	A-
Outlook	Stable	Stable	Stable
Short-term debt	A2	P2	F1

7.7 Change in loan covenants

At June 30, 2006, the Group complied with its loan covenants.

Under a bank financing agreement signed in 2003, France Telecom Operadores de Telecomunicaciones S.A. must comply with certain financial covenants. The net debt to EBITDA covenant changed during the first half of 2006 and must be less than or equal to 2.60 at June 30, 2006 and at December 31, 2006 and beyond (net debt and EBITDA as defined in the loan agreements).

NOTE 8 – EQUITY

At June 30, 2006, France Telecom S.A.’s share capital amounted to 10,416,144,372 euros, comprising 2,604,036,093 ordinary shares with a par value of 4 euros each. During the period ended June 30, 2006, the weighted average number of ordinary shares outstanding was 2,603,422,901 and the weighted average number of ordinary and dilutive shares was 2,778,804,465.

At June 30, 2006, the French State owned 32.44% of France Telecom S.A.’s share capital either directly or indirectly through ERAP.

8.1 Change in share capital

In the first half of 2006, France Telecom S.A. issued 976,296 new shares including 357,599 shares underlying the subscription options for Wanadoo shares transferred to France Telecom and 618,697 shares underlying the options liquidity instruments held by Orange stock option holders. As required by law, the capital increases resulting from the exercise of stock options in 2006 will be officially recorded by the Board of Directors no later than its first meeting after December 31, 2006.

8.2 Treasury shares

France Telecom S.A. did not purchase any shares under its share buyback program during the first half of 2006 and therefore held no treasury shares at June 30, 2006.

8.3 Dividends

France Telecom’s Annual Ordinary Shareholders’ Meeting, held on April 21, 2006, decided to pay France Telecom shareholders a cash dividend in respect of 2005 of 1 euro per share. The dividend was paid on May 10, 2006 in the total sum of 2,601,954,756 euros.

8.4 Translation adjustment

At June 30, 2006, the (638) million euros translation adjustment primarily included (253) million euros in respect of TP Group and (233) million euros in respect of Orange UK. Of the total, (368) million euros related to goodwill, including (168) million euros for Orange UK and (145) million euros for TP Group.

8.5 Minority interests

In the first half of 2006, net income attributable to minority interests primarily included 77 million euros in respect of TP SA and 75 million euros in respect of Mobistar.

Dividends paid out to minority shareholders in the first half of 2006 primarily included (174) million euros in respect of TP SA, (125) million euros in respect of PagesJaunes and (76) million euros in respect of Mobistar.

At June 30, 2006, minority interests reflected on the balance sheet primarily included 1,855 million euros in respect of TP Group, 561 million euros in respect of Amena, 418 million euros in respect of the Senegalese and Malian companies and 367 million euros in respect of Mobistar.

NOTE 9 – CLAIMS AND LITIGATION, CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET COMMITMENTS

9.1 Claims and litigation

This note describes any new judicial, arbitration or administrative proceedings (including pending or potential proceedings of which the Company is aware) and any developments in existing litigation since the publication of the financial statements for the year ended December 31, 2005, where France Telecom’s management believes that the probable outcome could reasonably have a material effect on its earnings, operations or financial position. At June 30, 2006, France Telecom had 307 million euros in provisions recorded on its balance sheet to cover all the litigation proceedings in which it is involved (301 million euros at December 31, 2005).

European Commission proceedings and inquiries

In July 2006, the European Commission announced its intention to initiate proceedings with the European Court of Justice for failure on the part of the French authorities to enforce the Commission’s ruling of August 2, 2004 concerning the business tax regime applicable to France Telecom as implemented by a law passed on July 2, 1990. This ruling had concluded that the regime was incompatible with the European Union Treaty and had ordered the government to obtain reimbursement from France Telecom of the amount of state aid received, which was estimated at between 800 million and 1.1 billion euros plus interest, pending a more precise analysis. The precise calculation of the amount of aid (for which the European Commission had set itself a deadline of November 1, 2004) has given rise to numerous but inconclusive exchanges between the French government and the Commission.The French authorities maintain that they have complied strictly with their obligation to cooperate fairly with respect to enforcement of the August 2004 ruling and have indicated that that they would uphold their rights by contesting the Commission’s action in the European Court. These procedural developments have no adverse impact on France Telecom’s assessment of this risk, which it believes is a contingent liability as defined by IAS 37 “Provisions, Contingent Assets and Contingent Liabilities”.

Litigation related to national competition law

In January 2006, Le Numéro filed a complaint with the French Competition Council for alleged anti-competitive practices on the part of France Telecom and PagesJaunes regarding directory enquiry services. In April 2006, France Telecom and PagesJaunes offered to make certain voluntary commitments to resolve the issues in dispute. The Competition Council has accepted these commitments and the case was closed in July 2006.

In March 2006, the French Supreme Court (Cour de cassation) upheld a Paris Court of Appeal ruling which imposed a 40 million euro fine on France Telecom for failing to implement a February 2000 decision of the Competition Council. In that decision, the Council had ordered France Telecom to provide a suitable wholesale broadband access offer to third party-operators. The Supreme Court’s decision brings a final end to these proceedings which arose from a complaint by Neuf Telecom. In the proceedings concerning the substance of the same case, in July 2006 the Paris Court of Appeal rejected France Telecom’s appeal against the Competition Council’s November 2005 ruling. This ruling had found France Telecom to have abused a dominant position and imposed a fine of 80 million euros for having, according to the Competition Council, unjustifiably restricted its competitors’ access to its local network, thereby distorting competition in the retail market and the upstream broadband market during the period from November 1999 to September 2002. France Telecom has appealed to the French Supreme Court.

As part of its investigation into call termination charges made by mobile operators, the Swiss Competition Council announced in April 2006 that it proposed to fine Swisscom Mobile 489 million Swiss francs for abuse of dominant position in this area during the period prior to June 2005. In the same proposal, the Council said it did not intend to sanction Orange Switzerland or TDC Switzerland for their call termination charge practices during that same period. However, the Council announced that an inquiry would be opened into the period after June 1, 2005, when Swisscom Mobile significantly reduced its call termination charges. With regard to the claims submitted by Swisscom and TDC to the Swiss telecoms regulator to obtain a retrospective reduction in Orange Switzerland’s call termination charges respectively from January 1, 2006 and August 1, 2005, a ruling is expected during the second half of 2006.

In May 2006, the French Supreme Court set aside a Paris Court of Appeal ruling which had overturned the Competition Council’s decision ordering France Telecom and SFR to pay fines of 18 million and 2 million euros respectively, for restrictive practices in the B2B fixed-line-to-mobile communications market. The proceedings originated in 1999 when the association of operators TENOR (now ETNA) filed a complaint with the Competition Council. The Supreme Court judgment places the parties in the same position they were in after the Competition Council’s original decision. France Telecom has further appealed this decision before the Paris Court of Appeal.

A hearing took place at the Paris Court of Appeal on September 12, 2006 in connection with the proceedings which resulted in the Competition Council handing down a 256 million euro fine against Orange France in December, 2005 for engaging in two types of collusive practice which, according to the Council, had the effect of restricting competition on the mobile telephony market. A decision is expected on December 12, 2006.

Other litigation

No significant events occurred in the first half of 2006 with respect to the four proceedings pending before the German courts concerning France Telecom’s investment in Germany in partnership with MobilCom.

In connection with the ongoing litigation between TP SA and DPTG before an arbitral tribunal constituted in accordance with the United Nations Commission on International Law (UNCITRAL) rules, TP SA became aware in March 2006 of a conflict of interest involving the Chairman of the tribunal, leading him to resign from office. A new president has been designated by the co-arbitrators. This change in the composition of the tribunal has no effect on France Telecom’s assessment of the risk involved in this dispute.

Following the Lebanese government’s withdrawal of its 300 million US dollar recovery order issued in 2000 and of the criminal complaints outstanding against FTML and its senior management, France Telecom and the Lebanese government consider that the agreement settling the disputes between the Republic of Lebanon and FTML/FTMI became effective at the end of March 2006. The minority shareholders of FTML have expressed their opposition to this agreement considering it not to be in the best interest of FTML. Following the settlement between the Republic of Lebanon and Libancell, and in accordance with its own settlement with the Republic of Lebanon, France Telecom believes that FTMI/FTML are entitled to obtain further compensation, a position which has been contested by the Lebanese government. The parties have initiated discussions in an attempt to reach a voluntary settlement.

In March 2006, the Paris Commercial Court delivered its ruling concerning the dispute between Orange France and Suberdine and some of Suberdine’s shareholders. Suberdine engaged in marketing and selling of Orange products and services between 1995 and 2003. It claims that Orange suddenly terminated their business relationship without reason and is claiming up to 775 million euros in damages. The court has declared the complaints lodged by Suberdine’s shareholders inadmissible but has ordered Orange to pay Suberdine 12 million euros. Suberdine and Suberdine’s shareholders have both appealed against the Court’s decision.

In May 2006, the French Supreme Court upheld a Paris Court of Appeal ruling which had dismissed an appeal by the French association for the defense of minority shareholders (ADAM) against a French securities commission (COB) decision approving the information memorandum published by France Telecom in connection with the public tender offer followed by a compulsory purchase of outstanding Orange shares launched in November 2003. The Supreme Court’s decision brings a final end to these proceedings.

9.2 Contractual obligations and off-balance sheet commitments

The main changes in the contractual obligations reflected on the balance sheet during the first half of 2006 concerned changes in net financial debt as described in note 7. The main events during the first half of 2006 affecting off-balance sheet commitments and contractual obligations are as follows:

•	Ypso (see note 3)

•	TP S.A.

As part of the settlement signed on October 4, 2004 by France Telecom and Kulczyk Holding, France Telecom undertook to pay additional compensation, capped at 110 million euros, if the average share price of TP S.A. shares on the Warsaw stock exchange exceeds 56 zlotys per share for a period of 60 consecutive days between October 12, 2004 and July 6, 2006. These conditions have not been fulfilled and the undertaking has lapsed.

NOTE 10 – SUBSEQUENT EVENTS

Other than the subsequent events described elsewhere, the main events occurring after June 30, 2006 are as follows:

•	PagesJaunes

Following a competitive bidding process launched in June 2006 to prepare for the divestiture of its shareholding in PagesJaunes Groupe, France Telecom announced on July 24, 2006 its decision to grant exclusivity to Kohlberg, Kravis Roberts & Co Ltd. (KKR), based on a sale price of 3.3 billion euros for 54% of PagesJaunes Groupe, i.e. a price per share of 22 euros.

An additional cash consideration of 0.6 euro per share, making a total of 90 million euros for France Telecom, will be paid by KKR should it obtain more than 95% of the existing shares and voting rights of PagesJaunes Groupe following the standing market offer (“garantie de cours”) it intends to launch after the acquisition of France Telecom’s stake in PagesJaunes.

KKR’s offer has been submitted to the Works Councils of France Telecom and PagesJaunes for consultation purposes. It will remain valid until October 15, 2006 but may be extended until November 30, 2006, depending on progress in the consultation status.

•	Jordan Telecommunications Company

In July 2006, France Telecom acquired an additional holding of 10% plus one share of Jordan Telecommunications Company from the Jordanian government for the sum of 145 million euros. Prior to the transaction, Jordan Telecommunications Company was proportionately consolidated. France Telecom now owns 50% plus one share of Jordan Telecommunications Company, which will therefore be fully consolidated as of this date.

•	Disposal of FTMSC shares

On July 22, 2006, France Telecom signed an agreement to sell all the shares in France Telecom Mobile Satellite Communications to investment funds managed by Apax Partners SA for the sum of 60 million euros. The sale is contingent upon certain conditions, and principally obtaining consent from the regulatory authorities.

NOTE 11 – SUPPLEMENTAL DISCLOSURES

The following information has been prepared to present disclosures required under US GAAP and SEC regulations applicable to France Telecom. This information should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2005 included in the 2005 Form 20-F.

Convenience translation

The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from the Euro which was € 0.7825 for each U.S. dollar at June 30, 2006. This rate is the noon buying rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the euro amounts could have been, or could be, converted to U.S. dollars at that rate on June 30, 2006 or at any other rate.

Computation of gross operating margin and net debt

The Consolidated Financial Statements comply with International Financial Reporting Standards (“IFRS”) and France Telecom believes they are the most appropriate format for shareholders to understand the results of the business. Gross operating margin is computed as net revenues, less external purchases, wages, and employee benefits, and other operating income and expense. Net debt is computed as gross financial debt, less certain financial assets. Gross operating margin and net debt are not measurements of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“US GAAP”), and should not be considered a substitute for gross margin, operating income, net income, cash flows from operating activities or any other statement of income or cash flow statement data prepared in accordance with US GAAP, or a measure of profitability or liquidity. Gross operating margin and net debt may not be indicative of the historical operating results of France Telecom; nor is it meant to be predictive of potential results. Because all companies do not calculate gross operating margin or net debt identically, the presentation of gross operating margin and net debt contained in these financial statements of France Telecom may not be comparable to similarly entitled measures of other companies in accordance with IFRS or US GAAP.

Note 11.1 – SIGNIFICANT DIFFERENCES BETWEEN IFRS AND US GAAP

In accordance with European regulation 1606/2002 dated July 19,2002, France Telecom’s interim consolidated financial statements have been prepared in accordance with the requirements of IAS 34 as adopted by the European Union. As applied by France Telecom, there are no differences between IFRS as adopted by the European Union and IFRS as published by the IASB. However, IFRS as adopted by the European Union does differ in certain significant respects from US GAAP. Application of US GAAP would have affected consolidated shareholders’ equity and the consolidated results of operations of France Telecom as of June 30, 2006 and for each of the six months ended June 30, 2006 and 2005. The principal differences between IFRS and US GAAP as they relate to France Telecom are discussed in further detail below.

Reconciliation of consolidated net income to US GAAP

The following is a reconciliation of net income (loss) as reported in the Consolidated Statement of Income to net income (loss) as adjusted for the approximate effects of the application of US GAAP for each of the six month periods ended June 30, 2006 and 2005:

Reconciliation of consolidated net income to US GAAP :

		Six months ended June 30,
(in millions, except per share data)	Notes	2006	2006	2005
		$	€	€
Consolidated net income after tax as reported in the Consolidated Statement of Income under IFRS		2,998	2,346	3,363
Adjustments to conform to US GAAP
Fair value of tangible assets		15	11	3
Accounting for the impairment of goodwill	C	(538)	(421)	0
Impairment and amortization of intangible assets	D	(116)	(91)	(363)
Sale and leaseback of real estate		37	29	27
Adjustments relating to the 1996 quasi reorganization and change of status		12	10	26
Sale of TDF		0	0	586
Accounting for bonds redeemable into shares of France Telecom	E	21	17	10
Derivative instruments and hedging activities		(56)	(44)	(33)
Sale of investments		2	1	(100)
Capitalization of interest costs	F	(52)	(40)	(7)
Pension obligations and other employee benefits	G	(65)	(51)	(9)
Revenue recognition	H	(5)	(4)	(1,094)
Other		10	8	(73)
Deferred taxes (including effect on the above adjustments)	I	121	95	546
Net income as adjusted for US GAAP		2,384	1,866	2,882

Net income as adjusted for US GAAP before discontinued operations and cumulative effect of change in accounting principle, after tax		2,384	1,866	2,650
Discontinued operations, after tax	J	0	0	963
Cumulative effect of change in accounting principle, after tax	H	0	0	(731)
Net income as adjusted for US GAAP		2,384	1,866	2,882

Earnings per share as adjusted for US GAAP before discontinued operations and cumulative effect of change in accounting principle, after tax
— Basic	K	0.92	0.72	1.07
— Diluted	K	0.89	0.70	1.04
Earnings per share as adjusted for US GAAP
— Basic	K	0.92	0.72	1.16
— Diluted	K	0.89	0.70	1.12

Reconciliation of consolidated operating income to US GAAP

Reclassifications and adjustments to conform operating income to US GAAP are summarized as follows:

	Six months ended June 30,
(in millions)	2006	2006	2005
	$	€	€
Operating income under IFRS as reported in the Consolidated Statement of Income	6,816	5,334	6,478
Reclassifications to conform to Regulation S-X
Share of the P&L of associates and JV accounted under equity method	(22)	(17)	(41)
Discounting	(91)	(71)	(81)
Operating income under IFRS presented in accordance with Regulation S-X	6,703	5,246	6,356
Adjustments to conform to U.S. GAAP
Revenue recognition	(5)	(4)	(2)
Pension obligations – actuarial gains and losses	(66)	(51)	(13)
Accounting for the impairment of goodwill	(617)	(483)	0
Depreciation and amortization of intangible assets	(75)	(58)	(357)
Sale and leaseback of real-estate	88	69	71
Sale of TDF	0	0	586
Gains (losses) on disposal of assets	2	1	(100)
Consolidation of TPSA and other entities under IFRS that are equity method investees under US GAAP	(861)	(675)	(511)
Capitalization of interests	(54)	(43)	(48)
QR 1996	12	10	26
Other operating income	(5)	(4)	(58)
Operating income under US GAAP	5,122	4,008	5,950
Discontinued operations	0	0	(963)
Operating income under US GAAP before discontinued operations	5,122	4,008	4,987

The principal difference between IFRS and US GAAP affecting operating income relates to a difference in consolidation methods of certain entities that are consolidated under IFRS but accounted for as equity method investees under US GAAP. See Note 11.2 “Consolidation methods”.

Reconciliation of consolidated shareholders’ equity to US GAAP

The following is a reconciliation of shareholders’ equity as reported in the Consolidated Balance Sheet as adjusted for the approximate effects of the application of US GAAP as of June 30, 2006 and December 31, 2005:

		June 30,		December 31,
(in millions)	Notes	2006	2006	2005
		$	€	€
Shareholders’ equity as reported in the Consolidated Balance Sheet under IFRS		30,510	23,875	24,860
Adjustments to conform to US GAAP
Historical business combinations	A	6,438	5,038	5,073
Other business combinations	B	299	234	232
Fair value of tangible assets		(129)	(101)	(117)
Accounting for goodwill – non amortization and impairments	C	(21,361)	(16,715)	(16,427)
Step acquisition of equity method investees		151	119	124
Impairment and amortization of intangible assets	D	(1,244)	(974)	(888)
Sale and leaseback of real estate		(506)	(396)	(425)
Adjustments relating to the 1996 quasi reorganization and change of status		(100)	(78)	(88)
Accounting for bonds redeemable into shares of France Telecom	E	(1,136)	(889)	(905)
Derivative instruments and hedging activities		289	226	275
Sale of investments		147	115	116
Capitalization of interest costs	F	1,507	1,179	1,233
Pension obligations and other employee benefits	G	29	23	74
Revenue recognition	H	424	331	336
Other		19	15	(96)
Deferred taxes (including effect on the above adjustments)	I	(249)	(195)	(226)
Shareholders’ equity as adjusted for US GAAP		15,088	11,807	13,150

The components of shareholders’ equity for US GAAP purposes as of June 30, 2006 and December 31, 2005 are as follows:

	June 30,		December 31,
(in millions)	2006	2006	2005
	$	€	€
Share capital	13,311	10,416	10,412
Additional paid-in capital	51,875	40,594	40,557
Retained earnings	(44,821)	(35,074)	(34,482)
Accumulated Other Comprehensive Income:
Unrealized gains and losses on securities, net of related taxes	68	53	96
Unrealized gains and losses on cash flow hedges, net of related taxes	(162)	(127)	(117)
Minimum pension liability adjustment, net of related taxes	(50)	(39)	(38)
Foreign currency translation adjustment, net of related taxes	(5,132)	(4,016)	(3,278)
Accumulated Other Comprehensive Income	(5,276)	(4,129)	(3,337)

Total shareholders’ equity as adjusted for US GAAP	15,088	11,807	13,150

As explained in Note 8.3, cash and stocks dividends of € 2,602 million and € 1,184 million respectively were paid in 2006 and 2005, respectively.

Description of US GAAP adjustments

Historical business combinations (A)

The historical business combinations result in the following differences in net equity between IFRS and US GAAP:

Historical business combinations (in millions of Euros)	June 30, 2006	December 31, 2005
Adjustment on Orange plc acquisition cost	3,233	3,265
Purchase of additional Orange shares held by E.On	(359)	(359)
Acquisition of Equant	1,160	1,160
Equant - Contingent Value Right (“CVR”)	916	916
Others	88	91

Total	5,038	5,073

Other business combinations (B)

The business combinations included within this section result in the following differences between net equity under IFRS and US GAAP:

Business combinations (in millions of Euros)	June 30, 2006	December 31, 2005
2005 Acquisition of Orange Slovensko minority interest	33	33
2005 Acquisition of remaining Equant assets and liabilities	(61)	(61)
2004 Acquisition of Wanadoo SA minority interest	107	107
2004 and 2003 Acquisition of Orange SA minority interest	328	328
Other	(173)	(175)

Total	234	232

The development in 2006 of the following business combinations presented below had no material impact on the shareholders’ equity at June 30, 2006 :

Acquisition of Amena

On November 8, 2005, France Telecom acquired 28,971,688 Auna shares and 260,554 Multimedia Cable shares for a total cash consideration of €6.4 billion. As a result of the acquisition, France Telecom held 79.4% of Auna shares. Auna had a 97.9% stake in Retevision Movil SA, the mobile operator trading under the name of “Amena”, and referred to as Amena in the document.

The differences in accounting for the acquisition of Amena by France Telecom between IFRS and US GAAP has no material effect on the consolidated net income for the six month periods ended June 30, 2006 and 2005, or shareholders’ equity at June 30, 2006 and December 31, 2005.

Under IFRS, France Telecom accounts for the acquisition of subsidiaries under the purchase method of accounting. The cost of the acquisition is measured as the fair value of assets acquired, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed are measured initially at their fair values at the acquisition date. The excess of the acquisition cost over the fair value of identifiable net assets acquired is recorded as goodwill.

US GAAP also requires the use of the purchase method of accounting for all business combinations. However, there are differences in valuation between US GAAP and IFRS as follows:

(1) The carrying amount of the Amena assets acquired under US GAAP of €653 million was higher than the carrying amount recognized under IFRS by €15 million as a result of interest that was capitalized on the borrowings related to the funding of UMTS licenses in accordance with US GAAP. France Telecom has chosen not to capitalize interest as allowed under IFRS.

(2) Under US GAAP, the portion of the purchase price allocated to the identified brand name intangible asset was lower than the amount recognized under IFRS by €347 million, which generates a discrepancy between IFRS and US GAAP goodwill of €173 million, net of the related deferred tax effect. In accordance with US GAAP practice, the brand name was valued based on France Telecom’s intended useful life whereas under IFRS, the brand name was valued based on an indefinite useful life.

(3) France Telecom entered into a forward contract whereby France Telecom would acquire the minority shares on a future date. Under US GAAP, this forward contract has been accounted for as a reduction to minority interest equal to the fair value of the shares at inception. The remaining difference between the initial reduction to minority interest and the carrying amount of the minority interest has been reflected as part of a step acquisition. This resulted in a difference between US GAAP and IFRS of €31 million to the consolidated shareholders’ equity at December 31, 2005.

(4) Under IFRS, as France Telecom acquired less than 100% of Amena, the minority interest is stated at the minority’s proportion of the net fair value of acquired assets and liabilities assumed. However, under US GAAP, fair values are assigned only to the share of the net assets acquired by France Telecom.

As discussed in Note 3 to these consolidated Financial Statements, in 2006, FT increased its stake in Amena: France Telecom Operadores de Telecomunicaciones S.A. acquired a further 1.4% of Retevision Movil S.A., which trades under the name “Amena”, for the sum of 106 million euros, raising its holding to 99.3%. The additional goodwill amounted to 127 million euros. In May 2006, France Telecom received the sum of 106 million euros under the price revision clause. As the purchase price had been allocated on a preliminary basis on November 8, 2005, the additional sum received was deducted from goodwill.

The differences in accounting for the additional stake of Amena by France Telecom between IFRS and US GAAP has no material effect on the consolidated net income for the six month periods ended June 30, 2006 or shareholders’ equity at June 30, 2006.

As a result of 2005 and 2006 operations, US GAAP goodwill of €4,631 million is higher than IFRS goodwill by €158 million.

2005 Acquisition of Orange Slovensko minority interest

In November 2005, France Telecom acquired the remaining Orange Slovensko shares not already held.

The differences in accounting for the acquisition of the minority interest in Orange Slovensko by France Telecom between IFRS and US GAAP resulted in an adjustment of nil to the consolidated net income for the six month periods ended June 30, 2006 and 2005, and €33 million and €33 million to the shareholders’ equity at June 30, 2006 and December 31, 2005, respectively.

For the purchase of minority interests under IFRS, France Telecom recognizes goodwill for the difference between the purchase price and book value of the net assets acquired.

Under US GAAP, France Telecom is required to allocate the cost of the acquired remaining interest to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. It was determined that the fair values of the acquired share of assets and liabilities already recognized in France Telecom’s consolidated financial statements were not different from their US GAAP carrying values, except for certain intangible assets. Based on an independent valuation prepared using estimates and assumptions provided by management, the fair value of tangible and intangible assets was determined, and was recognized in conjunction with the purchase price allocation.

Accounting for goodwill—non amortization and impairment (C)

Prior to the adoption of IFRS on January 1, 2004, France Telecom amortized goodwill in accordance with French GAAP. Under US GAAP, goodwill is not amortized, but tested for impairment on an annual basis. Therefore, the reconciliation to US GAAP reflects an adjustment of approximately €9.5 billion.

The total amount of goodwill impairment recorded under US GAAP result in an adjustment of approximately €(26.2) billion in the shareholders’ equity as of June 30, 2006.

Accounting for the impairment of goodwill, prior to January 1, 2004:

Under US GAAP, France Telecom recorded significant goodwill impairments prior to January 1, 2004, due to downturns in the market place. In accordance with the transitional provisions of IFRS 1, France Telecom tested goodwill for impairment as of the adoption date, and no adjustments to the historical French GAAP goodwill amounts were necessary. As such, the US GAAP accounts reflect historical goodwill impairments of approximately €(24.4) billion, relating primarily to the Orange reporting unit, for which an impairment charge of €(19.7) billion was recorded during the first half of 2002.

Impairment test on June 30, 2006

The Group carries out impairment tests annually or when indicators show that assets may be impaired. The continued hardening of the economic environment and the fall in the Stoxx Telecom index during the first half of 2006 was analyzed by France Telecom as a potential indicator of impairment, which required the recoverable amount of assets to be re-estimated for the six months to June 30, 2006.

Under US GAAP, SFAS 142 requires that goodwill of consolidated entities be tested for impairment using a prescribed two-step process. The first step of the SFAS 142 test compares the fair value of the reporting unit with the unit’s carrying amount, including goodwill. France Telecom estimates the fair value of its reporting units using various methods, including, where appropriate, using a discounted cash flow approach, market comparables, and market capitalizations adjusted for appropriate control premiums. If the reporting unit’s carrying amount is greater than its fair value, an impairment may be present and the second step must be completed to measure the potential impairment. The second step measures the amount of impairment , if any, by comparing the implied fair value of the reporting unit’s goodwill to the carrying amount of the reporting unit’s goodwill.

The reporting segments are similar to those used at December 31, 2005: Personal, Home, Enterprise and Directory. Nevertheless some previously identified reporting units have been merged during the first half of 2006. The following reporting units, which contain the most significant portions of the outstanding balances of goodwill are: Personal (including the Spanish activities), Enterprise (including Equant), Directory Spain, Directory France, Home France, Home UK, Home Netherlands and Home Spain.

France Telecom recorded for the first half of 2006 a goodwill impairment charge totaling €348 million related to the goodwill of the reporting unit Home Services UK and a goodwill impairment charge totaling €73 million related to the goodwill of the reporting unit Directory in Spain.

Impairment and amortization of intangible assets (D)

Under IFRS and US GAAP, intangible assets with indefinite lives are not amortized, but tested for impairment on at least an annual basis. Other intangible assets are amortized over their estimated useful lives. The major intangible assets held and amortized are customer relationships (average life of 5 years) and licenses.

As explained in Notes 11.1 (A) and (B), under IFRS, certain intangible assets which arose in step acquisitions under US GAAP do not exist, or have a different carrying value than under US GAAP.

The differences in accounting for these intangible assets by France Telecom under IFRS and US GAAP resulted in an adjustment of €(91) million and €(363) million to the consolidated net income for the six month periods ended June 30, 2006 and 2005, respectively and €(974) million and €(888) million to the shareholders’ equity as reported under IFRS as of June 30, 2006 and December 31, 2005, respectively.

Under IFRS, Personal Nederland long-lived assets were impaired during first half 2006 with an impact of €(100) million. Under US GAAP, so far undiscounted cash flows are above the carrying amount of Personal Nederland assets, the impairment was reversed.

The remaining difference between IFRS and US GAAP is mainly attributable to the valuation of major intangible assets held and amortized: customer relationships and UMTS licenses. The primary difference between US GAAP and IFRS is related to business combinations and relates to a different treatment of identifiable assets.

Financial instruments

Accounting for bonds redeemable into shares of France Telecom (E)

Under IFRS, the TDIRA and OCEANE bonds are determined to be hybrid financial instruments and are therefore separated into a liability component and an equity component.

Under US GAAP, the TDIRAs and OCEANEs are reflected as debt at their nominal value at the issuance date. The interests paid and accrued are recorded as interest expense through the income statement.

Due to the split accounting under IFRS, the effective interest rate was higher under IFRS than under US GAAP. This difference results in a US GAAP adjustment on shareholders’ equity of €212 million and €171 million as of June 30, 2006 and December 31, 2005, respectively, and increased the consolidated net income by €41 million and €36 million for the six month periods ended June 30, 2006 and 2005, respectively.

The TDIRAs were repackaged during the year ended December 31, 2003. IFRS 1 allowed France Telecom not to apply the IAS 39 provisions to the repackaged debt. Under US GAAP, the terms of the repackaged TDIRAs were not considered substantially different than those of the original instrument. Accordingly, under US GAAP the €438 million fees paid by France Telecom was recognized as an addition to the carrying amount of the TDIRAs. Those fees are amortized to interest expense over a period of seven years using the effective interest rate method. The impact for the six month periods ended June 30, 2006 and 2005 has reduced US GAAP income by €25 million and €26 million, respectively.

The US GAAP adjustments relating to the bonds redeemable into shares of France Telecom noted above had the following impact on France Telecom’s equity as of June 30, 2006 and December 31, 2005:

(millions of Euros)	June 30, 2006	December 31, 2005
Accounting for bonds redeemable into shares of France Telecom
Amortized costs due to split accounting	212	171
Repackaging of the TDIRAs	210	235
Reversal of split due to the compound financial instruments	(1,311)	(1,311)

Total	(889)	(905)

Capitalization of interest costs (F)

Under IFRS, France Telecom has elected to not capitalize any interest costs.

Under US GAAP, interest costs incurred on qualifying capital expenditures (concerns mostly UMTS licenses), which require a period of time in order for such assets to be ready for their intended use, are capitalized. Once the assets are operational, the capitalized interest associated with the asset is depreciated accordingly. The respective amounts of interest capitalized net of amortization as of June 30, 2006 and 2005 were €(40) million and €(7) million. The capitalization of interests costs under US GAAP results in an adjustment on shareholders’ equity of €1,179 million and €1,233 million as of June 30, 2006 and December 31, 2005, respectively.

Pension obligations and other employee benefits (G)

Under IFRS, the early retirement plan in France is treated as a termination benefit and changes in actuarial assumptions are fully charged to the income statement. Under US GAAP, the early retirement plan in France does not qualify for termination benefit accounting treatment and is accounted for as a post-employment benefit with actuarial gains and losses recognized over the remaining service period (ending in 2006). As a consequence, the related expense included in the restructuring costs in the IFRS statement of income, is classified within other operational expenses under US GAAP.

Under IFRS, following the transitional provisions of IFRS 1, France Telecom recognized €325 million of unrecognized actuarial gains and losses against shareholders equity as of January 1, 2004, net of tax. Under US GAAP, this impact on shareholders equity was reversed, and the actuarial gains and losses, as of such date, continue to be amortized over the employee’s remaining service period, resulting in an additional expense in income of €51 million and €9 million for the six month periods ended June 30, 2006 and 2005, respectively.

As a result, the annual amount of actuarial gains and losses recognized in the income statement differs between US GAAP and IFRS.

In addition, under US GAAP, an additional minimum pension liability is required if an unfunded Accumulated Benefit Obligation (“ABO”) exists and (a) an asset has been recognized as prepaid pension cost, (b) the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If an additional liability required to be recognized exceeds unrecognized prior service cost, the excess shall be reported in other comprehensive income. The minimum pension liability was approximately €52 million (€38 million, net of tax) as of June 30, 2006 and December 31, 2005. Under IFRS, the recognition of an additional minimum pension liability is not required for pension obligations.

Please see the following for a reconciliation of the items that comprise the adjustments from IFRS net income and shareholders’ equity to US GAAP net income and shareholders equity:

(millions of Euros)	June 30, 2006	December 31, 2005
Amortization of actuarial gains and losses under US GAAP	(51)	(128)

US GAAP adjustment to net income as reported under IFRS	(51)	(128)

Unrecognized actuarial gains and losses net of amortization	75	126
Minimum pension liability adjustment and other employee benefits	(52)	(52)

US GAAP adjustment to shareholders’ equity as reported under IFRS	23	74

Revenue recognition (H)

Until January 1, 2005, under US GAAP, activation fees and certain other one-time charges were deferred and recognized over the average life of the related customer relationship period. In addition, under US GAAP, related direct incremental costs, up to the amount of revenues, were also deferred and subsequently amortized in accordance with the election provided in SAB Topic 13.

As of January 1, 2005, France Telecom changed its accounting policy for such deferred incremental costs, to expensing them as incurred. The change was made to align France Telecom’s accounting policy with other European Telecoms, to clarify external IFRS and US GAAP communications, and to align the US GAAP accounting policy to the IFRS policy. For all these reasons, the change in the US GAAP accounting policy was preferable for France Telecom. This change in accounting treatment under US GAAP resulted in an adjustment of €(713) million net of tax, which has been recorded as a cumulative effect of change in accounting policy during the year ended December 31, 2005.

Under IFRS, France Telecom accounts for certain sales incentives, both with and without renewal obligations, in accordance with the interpretation made by the French standard setter (“CNC”). Under US GAAP, France Telecom accounts for certain sales incentives given to customers with renewal obligations in accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (“EITF 01-9”), and thereby recognizes such sales incentives upon the renewal of the customer. For the six month periods ended June 30, 2006 and 2005, the US GAAP net income impacts of this recognition were € (4) million and € (2)million, respectively, and this item has increased US GAAP equity by € 331 million and € 336 million, as of June 30, 2006 and December 31, 2005, respectively.

Deferred taxes (I)

Due to the reconciling adjustments between IFRS and US GAAP, deferred tax differences of €(195) million and €(226) million have been recognized on shareholders’ equity under US GAAP as of June 30, 2006 and December 31, 2005, respectively.

In addition, upon the transition to IFRS, the deferred taxes recognized on certain business combinations within the opening IFRS balance sheet have been recognized as a direct reduction to French equity for approximately €1.2 billion as permitted under IFRS. Under US GAAP, such adjustments have been recorded against goodwill.

In 2003, in connection with the acquisition of the remaining minority interest in Orange SA, approximately €(2.4) billion of previously unrecognized deferred tax assets of France Telecom were recognized by a release of the respective valuation allowance because France Telecom expects to use the future taxable income of Orange in the France Telecom consolidated tax group. Under US GAAP, a part of the release was recognized as a reduction of goodwill. Under the transitional provisions of IFRS 1, no adjustment has been made to the historical treatment under French GAAP.

Discontinued Operations (J)

As of December 2004, France Telecom has classified Tower Participation SAS (“Tower”) as held for sale in accordance with SFAS 144, Accounting for the impairment and disposal of long-lived Assets, (“SFAS 144”), and has determined that it meets the definition of a disposal group as defined by SFAS 144. Tower was disposed of during 2005 and the gain on the sale was recognized through the discontinued operations during the six month period ended June 30, 2005 for € 963 million.

Earnings per share (“EPS”) (K)

The following table reconciles the numerators and denominators used to calculate the US GAAP basic and diluted earnings per share for the six months ended June 30, 2006 and 2005:

(millions of Euros, except per share data)	For the six months ended June 30,
	2006	2005
Net income from continuing operations
Basic income (loss) available to common shareholders from continuing operations	1,866	2,650
Effect of dilutive securities	79	100

Dilutive income (loss) available to common shareholders from continuing operations	1,945	2,750

Discontinued operations	0	963
Cumulative effect of change in accounting principle	0	(731)

Weighted average shares (millions)
Basic weighted average shares outstanding	2,604	2,468
Effect of dilutive securities	175	184

Dilutive weighted average shares outstanding	2,779	2,652

Basic EPS
Income (loss) before discontinued operations and cumulative effect of change in accounting principles	0.72	1.07
Discontinued operations	0	0.39
Cumulative effect of change in accounting principles	0	(0.30)

Net income (loss)	0.72	1.16

Diluted EPS
Income (loss) before discontinued operations and cumulative effect of change in accounting principles	0.70	1.04
Discontinued operations	0	0.36
Cumulative effect of change in accounting principles	0	(0.28)

Net income (loss)	0.70	1.12

NOTE 11.2 – ADDITIONAL US GAAP DISCLOSURES

Restructuring Provisions

Under IFRS, France Telecom records provisions for restructuring costs only when the restructuring has been announced and the Company has drawn up or has started to implement a detailed formal plan. This did not result in any differences between IFRS and the US GAAP provisions of EITF 94-3, Liability Recognition for Certain Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).

Under US GAAP, starting January 1, 2003, France Telecom applied SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, to all new plans initiated after this date.

This Statement requires that a liability for costs associated with exit or disposal activities be recognized at fair value when the liability is incurred rather than at the date an entity commits to a plan of restructuring.

Orange restructuring

•	During the six month period ended June 30, 2006, following the announcement of a reorganization in UK, 1800 to 2000 people should be notified that they would be made redundant. As of June 30, 2006, in UK, 311 employees were notified and a corresponding expense of €18 million was charged to the income statement.

•	Property related costs consist primarily of leased property that is vacant or sublet to third parties, as a result of restructuring activities undertaken in the United Kingdom and the United States, and for which rental received from the subleases is less than the amount paid by Orange under the primary leases.

For the six month periods ended June 30, 2006, under US GAAP, restructuring costs related to Orange that were charged to the income statement totaled €19 million.

Equant strategic reorganization

•	During 2003, Equant announced a change to its strategic focus to put additional resources into its integrated services businesses and, at the same time, it reorganized various internal support functions to make them more efficient.

•	In the six month period ended June 30, 2006, 64 people had been notified that they would be made redundant. The Company incurred €4 million in respect of these costs.

•	Property related costs consist primarily of leased property that is vacant or sublet to third parties, as a result of restructuring activities undertaken mainly in the United Kingdom and the United States. In the six month period ended June 30, 2006, the Company incurred €12 million with respect to these costs.

France Telecom SA

•	For the six month period ended June 30, 2006, the termination benefits relate to an offer made available to French civil servants for a secondment within the public sector.

•	For the six month period ended June 30, 2006, the property reorganization costs relate to leased property that has become vacant.

Amena

•	For the six month period ended June 30, 2006, the property reorganization costs relate to the grouping of spanish offices.

•	For the month period June 30, 2006, the other restructuring charges relate to renegotiation of the network user contract with Amena.

A reconciliation of the restructuring provision under US GAAP for the six month period June 30, 2006 is set out in the table below:

(in millions of Euros)	Year ended December 31, 2005	Current year expense, net	Cash payments and other settlements	Adjustments	Six month ended June 30, 2006
Orange
Employee termination benefits	0	23	(3)	0	20
Property reorganization costs	46	(4)	(12)	0	30
Other	4	0	0	0	4
Subtotal Orange	50	19	(15)	0	54

Equant
Employee termination benefits	10	4	(7)	(5)	2
Property reorganization costs	35	12	(8)	2	41
Other	0	0	0	0	0
Subtotal Equant	45	16	(15)	(3)	43

FTSA
Employee termination benefits	23	29	(24)	0	28
Property reorganization costs	18	(4)	(2)	0	12
Other	0	0	0	0	0
Subtotal FTSA	41	25	(26)	0	40

Amena
Employee termination benefits	0	0	0	0	0
Property reorganization costs	0	19	0	0	19
Other	27	4	(17)	0	14
Subtotal Amena Group	27	23	(17)	0	33

Other
Employee termination benefits	13	7	(5)	3	18

Total	176	90	(78)	0	188

For the six month periods ended June 30, 2006 and 2005, restructuring charges consist of the following:

(in millions of Euros)	Six month ended June 30, 2006	Six month ended June 30, 2005
Restructuring costs under IFRS	(106)	(174)
Reconciling item*:

Adjustements to comply with US GAAP	(5)	(4)
Other *	21	119
Restructuring costs under US GAAP	(90)	(59)

*	The primary classification differences between IFRS (see Note 6) and US GAAP related to restructuring costs are as follows:

•	TPSA is fully consolidated under IFRS, whereas France Telecom’s investment in TPSA is accounted for using the equity method under US GAAP. As such, US GAAP costs, if any, are reflected in the share of profits of associates.

•	The costs related to France Telecom’s early retirement plans are not classified as restructuring costs under US GAAP, but are classified within operational expenses in operating income as explained in Note 11.1 (G).

Consolidation methods

For US GAAP purposes, majority-owned companies, based on voting rights directly or indirectly held, are fully consolidated, and less than majority-owned companies over which France Telecom exercises significant influence (generally 20% or more owned), including those companies accounted for using the proportionate consolidation method under IFRS, are included in the consolidated financial statements using the equity method.

In addition, under US GAAP, FIN 46R prescribes that certain variable interest entities (“VIE”) are to be consolidated if France Telecom is the primary beneficiary and exposed to the majority of the expected losses and expected residual returns associated with such investments.

For the six month period ended June 30, 2006, France Telecom applied the equity method of consolidation for appropriate investments which have been consolidated under the proportional method under IFRS. This difference in accounting treatment has no effect on either net income or shareholders’ equity with respect to investments accounted for under the proportionate consolidation method for IFRS. However, it does have an effect on the presentation of certain balance sheet items between IFRS and US GAAP.

Under IFRS, there may be instances where France Telecom does not hold a majority of voting rights of an entity, but is deemed to control the financial and operating policies of the company, so as to obtain benefits, and therefore consolidates the respective entity. Under US GAAP, less than majority owned companies where France Telecom has significance influence are accounted for under the equity method, unless they are determined to be VIE’s and France Telecom is deemed the primary beneficiary.

For the six month period ended June 30, 2006, the approximate effects on the consolidated financial statements from applying certain consolidation methods for accounting for other investments that would be accounted for under the equity method under US GAAP (except for TP Group which is presented below), have resulted in an impact on the IFRS consolidated assets of €1,393 million(1.34%), operating income of €252 million (4.72%), and on operating cash flows of € 327 million (4.92%).

TP Group

Under IFRS, the TP Group (TP S.A. and its subsidiaries, or TPSA) is fully consolidated in the France Telecom financial statements.

Under US GAAP, France Telecom’s investment in TPSA (representing 47.5% of TPSA’s voting common stock) is accounted for as an equity investment under APB 18.

The approximate effect on the reported France Telecom Consolidated Balance sheet, Statement of Income, and Statements of Cash Flows from consolidating TPSA are presented below in accordance with IFRS:

(millions of Euros)	As of June 30, 2006	As of December 31, 2005
Balance Sheet data
Current assets	772	1,130
Long-term assets	9,484	10,586
Current liabilities	1,879	2,005
Long-term liabilities	1,733	2,645
Net assets	6,644	7,066
France Telecom’s share of net assets (including equity method excess basis)	4,789	5,198

	For the six months ended June 30,
(millions of Euros)	2006	2005
Statement of Income data
Sales of services and products	2,356	2,208
Operating income	430	496
Financial charges	(103)	(158)
Net income before minority interest	263	250
France Telecom’s share of net income (including equity method excess basis)	125	139
Statement of Cash Flows data
Cash flows provided by operating activities	903	899
Cash flows used in investing activities	(418)	(434)
Cash flows used in financing activities	(185)	(727)

The quoted market value of France Telecom’s investment in TP Group was approximately € 3.3 billion as of June 30, 2006.

NOTE 11.3 – RECENT US GAAP ACCOUNTING PRONOUNCEMENTS

SFAS 158 – Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R)

In September 2006, the Financial Accounting Standards Board (‘FASB’) issued SFAS 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS 158 is effective for France Telecom for fiscal years ending after December 15, 2006. Earlier application of the recognition or measurement date provisions is encouraged, however, early application must be for all of an employer’s benefit plans. Retrospective application of this Statement is not permitted. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

SFAS 157 – Fair Value Measurements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. The statement does not require new fair value measurements, but is applied to the extent that other accounting pronouncements require or permit fair value measurements. The statement emphasizes that fair value is a market-based measurement that should be determined based on the assumptions that market participants would use in pricing an asset or liability. Companies will be required to disclose the extent to which fair value is used to measure assets and liabilities, the inputs used to develop the measurements, and the effect of certain of the measurements on earnings (or changes in net assets) for the period. This Statement is effective for France Telecom for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. Earlier application is encouraged, provided that the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

SFAS 156 – Accounting for Servicing of Financial Assets—an Amendment of SFAS 140

In March 2006, the FASB issued SFAS 156—an Amendment of SFAS 140. This Statement addresses the accounting for servicing assets and liabilities, such as those common with mortgage securitization activities. Specifically, SFAS 156 addresses recognition and measurement of separately recognised servicing assets and liabilities, clarifies when an obligation to service financial assets should be separately recognized, requires FV measurement, and permits choice of amortization or FV methods for subsequent measurement. This Statement is effective for France Telecom for fiscal years beginning after September 15, 2006. Earlier application is permitted as of the beginning of an entity’s fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FIN 48 – Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 (‘FIN 48’). FIN 48 prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on accounting in interim periods, disclosure, and transition. This interpretation is effective for France Telecom for fiscal years beginning after December 15, 2006. Earlier application of the provisions of this Interpretation is encouraged if the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. SFAS 123(R)-5 – Amendment of FASB Staff Position FAS 123(R)-1

In October 2006, the FASB issued this FASB Staff Position (‘FSP’) which amends FSP FAS 123(R)-1, Classification and Measurement of Freestanding Financial Instruments Originally Issued in Exchange for Employee Services under FASB Statement No. 123(R), to clarify that when an instrument held by an individual that is no longer an employee is modified or exchanged in connection with an equity restructuring or business combination, the instrument would still be subject to the recognition and measurement provisions of FASB Statement No. 123(R), Share-Based Payment, if certain criteria are met. The new guidance states that a modification of an instrument does not include an exchange or a change to the terms of an award if that exchange or change is made only to reflect an equity restructuring or business combination provided that (1) either there is no increase in value to the holders of the instrument or the change in the terms of the award is not done in contemplation of an equity restructuring or a business combination and (2) all holders of the same class of equity instruments (for example, stock options) are treated in a similar manner. The provisions of FSP FAS 123(R)-5 should be applied in an entity’s first reporting period beginning after October 10, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. SFAS 13-2 – Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction

In July 2006, the FASB issued this FSP which addresses how a change or projected change in the timing of cash flows relating to income taxes generated by a leveraged lease transaction affects the accounting by a lessor for that lease. The guidance in this FSP amends FAS 13, Accounting for Leases. For purposes of applying this FSP, advance payments and deposits made with a taxing authority shall not be considered an actual cash flow of the leveraged lease; rather, those payments and deposits shall be included in the projected settlement amount. The accounts constituting the net investment balance shall be adjusted to conform to the recalculated balances, and the change in the net investment shall be recognized as a gain or loss in the year in which the assumption is changed. The pretax gain or loss recognized shall be included in income from continuing operations before income taxes in the same line item in which leveraged lease income is recognized. The tax effect of the recognized gain or loss shall be included in the income tax line item. The guidance in this FSP applies only to changes or projected changes in the timing of income taxes that are directly related to the leveraged lease transaction. The guidance in this FSP shall be applied to fiscal years beginning after December 15, 2006. Earlier application is permitted as of the beginning of an entity’s fiscal year, provided that the entity has not yet issued financial statements, including financial statements for any interim period, for that fiscal year. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. FIN 46(R)-6 – Determining the Variability to be Considered in Applying FASB Interpretation No. 46(R)

In April 2006, the FASB issued this FSP which addresses whether certain arrangements associated with variable interest entities should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the Company first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN 46(R) is permitted but not required, however, if elected, it must be completed no later than the end of the first annual reporting period after July 15, 2006. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

EITF 06-03 – How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)

In June 2006, the FASB Emerging Issues Task Force (‘EITF’) issued EITF 06-03, How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation). This issue relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. The EITF states that presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to APB Opinion 22 if those amounts are significant. This issue should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 with early application of this guidance permitted. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

EITF 06-01 – Accounting for Considerations Given by a Service Provider to Manufacturers or Resellers of Specialized Equipment Necessary for an End-Customer to Receive Service from the Service Provider

In June 2006, the EITF issued EITF 06-01, Accounting for Considerations Given by a Service Provider to Manufacturers or Resellers of Specialized Equipment Necessary for an End-Customer to Receive Service from the Service Provider. This issue deals with the accounting treatment of various forms of consideration given by a service provider and its relation to EITF 01-9. It states that 1) a service provider should characterize the consideration given to a third-party manufacturer or reseller (that is not a customer of the service provider) based on the form of consideration directed by the service provider to be provided to the service provider’s customer; 2) if the consideration given by a service provider to a manufacturer or reseller (that is not a customer of the service provider) can be linked contractually to the service provider’s customer, it is in substance the same as consideration given by a service provider to the service provider’s customer, and; 3) that the consideration given by a service provider to a manufacturer or a reseller (that is not a customer of the service provider) that can be contractually linked to the benefit received by the service provider’s customer should be accounted for in accordance with the model in EITF 01-9. This EITF is effective for the first annual reporting period beginning after June 15, 2007. Earlier adoption is permitted for financial statements that have not yet been issued. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

SAB 108 – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (‘SAB 108’). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on each of the company’s balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. France Telecom is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

NOTE 11.4 – SUBSEQUENT EVENTS

Events occurring between June 30, 2006 and September 13, 2006, the date the interim consolidated financial statements were approved by the Board of Directors, are mentioned in Note 10 to the consolidated financial statements. The main subsequent events having occurred since September 13, 2006 are as follows:

PagesJaunes Groupe

Following the exclusivity announced on July 24, 2006, and after consultation with the relevant works councils and the approval of the operation by the relevant competition authorities, France Telecom signed on October 11, 2006 a final agreement for the sale to Médiannuaire, an affiliate of KKR (Kohlberg Kravis Roberts & Co Ltd) (KKR) of its 54% stake in PagesJaunes Groupe for an amount of 3.312 billion euros. An additional cash consideration of 0.6 euro per share, resulting in a total additional cash consideration of 90 million euros for France Telecom shall be paid by KKR in the event it holds more than 95 % of the existing shares and voting rights of PagesJaunes Groupe upon completion of the standing market offer (“garantie de cours”) which shall be offered by KKR to the PagesJaunes Groupe shareholders.

Diwan Group

Following the signature on July 27, 2006 of an agreement with the controlling shareholders of the Diwan Group for the acquisition of shares representing approximatively 72% of the equity in the company, for an amount of 28.2 million euros, or € 41.97 per share, and in accordance with Alternext regulations and with AMF general regulations, France Telecom will be offering to the shareholders of the Diwan Group an irrevocable standing market offer (“garantie de cours”) at the same price per share as the one of the controlling block acquisition.

Disposal of FTMSC shares

Following the agreement signed on July 22, 2006, France Telecom completed on October 31, 2006 the sale of all the shares in France Telecom Mobile Satellite Communications to investment funds managed by Apax Partners SA for the sum of 60 million euros.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 2, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information